AUSTRIAN AIRLINES

02 NOV -5 AM 8:57

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Rule 12g3-2(b) File No. 82-4970

02055855

SUPPL

Vienna, 24 October, 2002

Our Ref. EFP   Phone/Extension 0043 5 1766 3328   Fax 0043 5 1766 3333

PROCESSED
NOV 2 1 2002
THOMSON FINANCIAL

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG

dlw 11/14

Dr. Karl Knezourek
Investor Relations

Encl.

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AUSTRIAN AIRLINES GROUP

Ad-hoc Release

October 24, 2002

AUSTRIAN AIRLINES GROUP REVISES RESULTS FORECAST FOR 2002 UPWARDS

EBIT forecast for year increased to EUR 35 – 40 million

As part of its extensive Group restructuring programme at the beginning of this year, the Board of Management of the Austrian Airlines Group set itself the objective of breaking even at the EBIT level in 2002. Due to faster traffic growth of the Austrian Airlines Group, associated gains in market share and the impact of measures introduced to increase income and reduce costs, it proved possible to generate a positive half-year result of EUR 29.7 million when measured by EBIT. On publication of the half-year result on 20 August 2002, the results forecast for the full year 2002 was set at EUR 24 million (EBIT).

In the third quarter of 2002, the Austrian Airlines Group then succeeded in generating the best traffic results in its history. This was reflected in income figures. In the annual cycle of network airlines, the third quarter traditionally produces the highest levels of passenger traffic and income.

Now, based on surprisingly strong levels of traffic performance, the further market share gains seen in the third quarter and a satisfactory advance booking situation for the remaining months of 2002, the Austrian Airlines Group is revising its forecast for the result from operating activities (EBIT) to EUR 35 to 40 million.

The Chief Executive Officer of the Austrian Airlines Group, Vagn Soerensen, in his interpretation of the results generated so far this year: "The road we have started down is the right one – the results prove we are in a position to succeed as a network airline in our business model. As well as consistency, the basis for the degree of our future commercial success will have to include more flexibility in our internal production conditions in flight operations."

The Austrian Airline Group's Chief Financial Officer, Thomas Kleibl, also made clear that there remained work to be done to achieve lasting commercial success: "Just twelve months after the disastrous upheaval in global aviation, we are already achieving encouraging positive results in our core business. Based on results at this stage of our turnaround programme, we will be looking to continue strengthening profitability and corporate value in 2003. This will also require us to reduce costs and build on the benefits of our offensive marketing campaign further still."

Further details on financial results of the Austrian Airlines Group will be published on November 19, 2002 with the third quarter earnings.

For further information: Johannes DAVORAS / Johann JURCEKA - Corporate Communications, A U S T R I A N A I R L I N E S G R O U P / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, www.aua.com / www.austrianairlines.com.

Karl Knezourek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Publisher: Austrian Airlines, Österreichische Luftverkehrs AG, Corporate Communications for Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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